Exhibit 99.1

<u>JOINT FILING AGREEMENT</u>

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: February 17, 2026

VK SERVICES, LLC

By: /s/ John Demeter

John Demeter, as attorney in fact for Vinod Khosla,
as Manager

/s/ John Demeter

John Demeter, as attorney in fact for Vinod Khosla,
in his individual capacity